Exhibit 12

H. J. HEINZ COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

Six Months
Ended
October 31,
2007
(Thousands of
Dollars)

Fixed Charges:
Interest expense*	$192,332
Capitalized interest	—
Interest component of rental expense	14,818

Total fixed charges	$207,150

Earnings:
Income before adjustments for minority interests in consolidated subsidiaries, income or loss from equity investees, and income taxes	$609,027
Add: Interest expense*	192,332
Add: Interest component of rental expense	14,818
Add: Amortization of capitalized interest	706

Earnings as adjusted	$816,883

Ratio of earnings to fixed charges	3.94

*	Interest expense includes amortization of debt expense and any discount or premium relating to indebtedness.